Exhibit 3.2

Amended By-Laws Provision

The Third Amended and Restated By-Laws of Actua Corporation were amended to include the following new provision as Section 8.11:

Venue. Unless the Corporation consents in writing to the selection of an alternate forum, the state courts of the State of Delaware in and for New Castle County (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum, to the fullest extent permitted by law, for (a) any derivative action or proceeding brought on behalf of the Corporation; (b) any action asserting a claim of a breach of fiduciary duty owed by any Director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders; (c) any action asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these By-laws (in each case, as they may be amended from time to time); (d) any action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the By-laws of the Corporation (in each case, as they may be amended from time to time); or (e) any action asserting a claim against the Corporation or any Director or officer or other employee of the Corporation governed by the internal affairs doctrine.